Exhibit 4.a
FEDERAL SIGNAL CORPORATION
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The common stock, par value $1.00 per share, of Federal Signal Corporation, a Delaware corporation (the “Company,” or “us”), is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and is listed on the New York Stock Exchange under the symbol “FSS.” All of the outstanding shares of our common stock are fully paid and not liable for further call or assessment.
The following summary describes certain of the material provisions of our common stock, but does not purport to be complete and is subject to and qualified in its entirety by the Delaware General Corporation Law, the Company’s Restated Certificate of Incorporation filed as Exhibit 3.1 to the Company’s Form 8-K filed April 30, 2010 (the “Restated Certificate of Incorporation”) and the Company’s Amended and Restated By-Laws filed as Exhibit 3.1 to the Company’s Form 8-K filed February 9, 2016 (the “Amended and Restated By-Laws”).
Voting Rights
Holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Our common stock does not have cumulative voting rights. Except as otherwise provided by law or the Restated Certificate of Incorporation, every matter other than the election of directors to be decided by stockholders is decided by a vote of the majority of the shares cast, ignoring abstentions. The election of directors shall be by majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that nominee’s election, and there is no cumulative voting for the election of directors; provided that at a meeting for the election of directors at which there are more stockholder nominees than available directorships, directors shall be elected by a plurality of the votes cast on the election of directors.
Dividend and Liquidation Rights
Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available for dividend payments, and to share ratably in our assets legally available for distribution to our stockholders in the event of liquidation or dissolution.
Other Rights
Our common stock has no preemptive rights and no subscription or redemption privileges. Our common stock is not subject to any redemption or sinking fund provisions.
Delaware Law and Certain Charter and By-Law Provisions
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a manner prescribed in the statute. An “interested stockholder” is a person who, together with affiliates and associates, owns (or owned within the prior three years) 15% or more of the corporation’s voting stock.
Our Board of Directors may issue preferred stock without stockholder approval, and with voting and conversion rights that could adversely affect the voting power of holders of our common stock. The authority possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest, consent or otherwise by making such attempts more difficult to achieve or more costly.